Mail Stop 3010

December 17, 2009

Mr. Eric J. Cremers
Vice President, Finance and Chief Financial Officer
Potlatch Corporation
601 West 1st Ave., Suite 1600
Spokane, WA 99201

     Re: **Potlatch Corporation**
             Form 10-K for the Year Ended December 31, 2008
             Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2009
             Definitive Proxy Statement on Schedule 14A filed April 2, 2009
             File No. 1-32729

Dear Mr. Cremers:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Note 14. Equity-Based Compensation Plans, page 81

1.   We note that your performance share awards were valued utilizing a Monte Carlo simulation model. Please tell us and disclose in future filings the assumptions used in your valuation model as required by FASB ASC 718-10-50-2(f).

Mr. Eric J. Cremers
Potlatch Corporation
December 17, 2009
Page 2

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Comparison of 2008 Target and Actual Compensation, page 23</u>

2.   Please tell us your actual FFO for 2008 and confirm that you will disclose actual
        FFO targets in future filings.

                                        *****

        Please respond to these comments via EDGAR within 10 business days or tell us
when you will provide us with a response. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief